

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 19, 2018

<u>Via E-mail</u>
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

       Re: **Senior Housing Properties Trust**
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed February 27, 2018
               File No. 1-15319

Dear Mr. Siedel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Shannon Sobotka

                    Shannon Sobotka
                    Staff Accountant
                    Office of Real Estate and
                    Commodities